U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                             AMERICAN TELSTAR, INC.
                   ------------------------------------------
                         (Name of Small Business Issuer)

            Colorado                                    84-1052279
-------------------------------          ---------------------------------------
(State or Other Jurisdiction of          (I.R.S. Employer Identification Number)
Incorporation or Organization)

                    444 Park Forest Way, Wellington, FL 33414
          ------------------------------------------------------------
          (Address of Principal Executive Offices, Including Zip Code)

                                 (561) 798-4294
                           --------------------------
                           (Issuer's Telephone Number)

        Securities to be Registered Under Section 12(b) of the Act: None

          Securities to be Registered Under Section 12(g) of the Act:

                           Common Stock, No Par Value
                           --------------------------
                                (Title of Class)

                                   PART I

ITEM 1. DESCRIPTION OF BUSINESS.

American Telstar, Inc. (the "Company") was incorporated on August 5, 1986, under the laws of the State of Colorado. The company was in the music distribution business. In February 1995, the Company was dissolved, by administrative action of the Colorado Secretary of State as a result of non-filing of required documents with the State of Colorado. Effective June 21, 1996, the Company reinstated its charter. In February 1999, the Company was dissolved, by administrative action of the Colorado Secretary of State as a result of non-filing of required documents with the State of Colorado. Since 1991, the Company has not engaged in any operations and has been dormant. Effective September 7, 1999, the Company reinstated its charter. Effective March 25, 2005, the Company commenced activities to become reporting with the SEC with the intention to become a publicly trading company. Its purpose is to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage and has no operations since the renewal of its charter. The Company has not commenced any operational activities. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "Item 2, Plan of Operation". As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan herein.

The Company's business is subject to numerous risk factors, including the following:

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS.

The Company has had no operating history nor any revenues or earnings from operations since the renewal of its charter. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS.

The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS.

The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO STANDARDS FOR BUSINESS COMBINATION.

The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. The Company has been in the developmental stage since its charter has been renewed and has had no operations since that date. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY.

While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. The Company's officers have not entered into written employment agreements with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "MANAGEMENT."

CONFLICTS OF INTEREST - GENERAL.

The Company's officers and directors participate in other business ventures which compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - CONFLICTS OF INTEREST."

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.

Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), requires companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION.

The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

LACK OF DIVERSIFICATION.

The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business opportunity. Consequently, the Company's activities will be limited to those engaged in by the business opportunity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

REGULATION.

Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT.

A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION.

The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of such private company. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and would most likely result in a change in control or management of the Company.

DISADVANTAGES OF BLANK CHECK OFFERING.

The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

TAXATION.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS
OPPORTUNITIES.

Management of the Company believes that any potential business opportunity must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION

The Registrant intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Registrant has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement.

While the Company will attempt to obtain audited financial statements of a target entity, there is no assurance that such audited financial statements will be available. The Board of Directors does intend to obtain certain assurances of value of the target entity's assets prior to consummating such a transaction, with further assurances that an audited statement would be provided within five days after closing of such a transaction. Closing documents relative thereto will include representations that the value of the assets conveyed to or otherwise so transferred will not materially differ from the representations included in such closing documents.

The Registrant has no full time employees. The Registrant's officers have agreed to allocate a portion of their time to the activities of the Registrant, without compensation. Management anticipates that the business plan of the Company can be implemented by each officer devoting approximately twenty hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

The Company's officers and directors may, in the future, become involved with other companies which have a business purpose similar to that of the Company. As a result, conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with a business opportunity under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge or acquire such target company, the company of which Mr. Porath first became an officer and director will be entitled to proceed with the transaction.

The Company is filing this registration statement on a voluntary basis because the primary attraction of the Registrant as a merger partner or acquisition vehicle will be its status as an SEC reporting company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Registrant. The Articles of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "PART II, ITEM 5, INDEMNIFICATION OF DIRECTORS AND OFFICERS."

GENERAL BUSINESS PLAN

At this time, the Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See Item 7, "Financial Statements and Supplemental Data." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

The Company intends to advertise and promote the Company privately. The Company has not yet prepared any notices or advertisements.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

The Company has, and will continue to have, little or no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data, which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company do expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

The officers of the Company have limited experience in managing companies similar the Company, and shall rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. The Company may from time to time utilize outside consultants or advisors to effectuate its business purposes described herein. No policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. The Company has minimal capital with which to pay these anticipated expenses.

ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code").

In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company may personally meet with management and key personnel, may visit and inspect material facilities, obtain analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then-shareholders.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

As stated herein above, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents may provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. When companies elect to become reporting companies under Rule 12g-3 of the Securities Exchange Act of 1934, the Securities and Exchange Commission (SEC) will treat Form 8-Ks pertaining to 12g-3 successor issuers in the same manner as Form 10 and Form 10SB filings. Accordingly, as is the case for issuers filing Form 10 filings, in order to be deemed an eligible security under Rule 6530, an issuer electing 12g-3 successor issuer status must have received notification that the SEC will not review the Form 8-K12g-3 or, in cases where the SEC has elected to review the Form 8-K12g-3, must clear all SEC comments on such Form 8-K12g-3 prior to the security's becoming an eligible reporting security.

If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

The Company does not intend to provide the Company's security holders with any complete disclosure documents, including audited financial statements, concerning an acquisition or merger candidate and its business prior to the consummation of any acquisition or merger transaction.

COMPETITION

The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3. DESCRIPTION OF PROPERTY

The Registrant has no properties and at this time has no agreements to acquire any properties. The Company currently maintains a mailing address at 444 Park Forest Way, Wellington, FL 33414, which is the address of its President. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of October 31, 2006, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all Directors individually and all Directors and Officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

        Name and Address              Amount of Beneficial     Percentage
      of Beneficial Owner                  Ownership           of Class
---------------------------------     --------------------     ----------

Michael Schumacher, beneficially          328,750 shares         50.56%
through Pride Equities, Inc.
2525 Fifteenth Street, Suite 3H
Denver, CO  80211

Charles Calello                           165,000 shares         25.38%


All Officers and Directors as a           493,750 shares         75.94%
Group

Ranji Bedi                                 95,000 shares         14.61%


All Officers, Directors, and
more than 5% owners, as a group           588,750 shares         90.55%


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The Directors and Officers of the Company are as follows:

          Name                Age          Positions and Offices Held
    -------------------       ---      ----------------------------------

    Charles Calello           68       President and Director

    Michael Schumacher        57       Secretary, Treasurer, Director and
                                        Chief Financial Officer

    Peter Porath              75       Vice-President and Director


There are no agreements or understandings for any officer or director to resign at the request of another person and none of the above named officers and directors are acting on behalf of or will act at the direction of any other person.

There is no family relationship between any Director or Executive Officer of the Company.

The Company presently has no committees.

Set forth below are the names of all Directors and Executive Officers of the Company, all positions and offices with the Company held by each such person, the period during which he has served as such, and the business experience of such persons during at least the last five years:

CHARLES CALELLO. Charles Calello is President and a Director of American Telstar since 1986. Mr. Calello was President and Chairman of the Board of Cardiff Financial until November 15, 2005. Mr. Calello is currently on the Board of Directors of the Florida Sunshine Pops Orchestra, Inc. since its inception in 1999. Mr Calello is currently on the Board of Directors of The Gold Cost Opera since 2004. Mr. Calello is a music arranger and producer and has had over 100 songs on the Billboard magazine top 100 with 38 of them being top ten. Mr. Calello started his musical career in 1962 with the 4 Seasons as their music arranger. For the years 1965 and 1966 Mr. Calello was one of the 4 Seasons touring the United States. From 1966 thru 1968, Mr. Calello worked as a "Record Producer" for the CBS company, Colombia Records. Mr. Calello has been President of Charles Calello Productions, Inc., a music production company for the past 40 years. The company is currently located in Boca Raton, Florida and provides musical arrangements and productions for Symphonic Pops Orchestras, singers and musicians throughout the United States. Mr. Calello was educated at the Manhattan School of Music in New York City, New York.

MICHAEL SCHUMACHER. Michael Schumacher has been Secretary, Treasurer, Chief Financial Officer and a Director of the Company since March 2005. Mr. Schumacher was President and Chairman of the Board of PIDV, a public real estate company, until December 2002. Michael Schumacher has been President, Treasurer, Chief Financial Officer and a Director of Birch Branch, Inc. since 1996. Birch Branch, Inc. is a public real estate company. Mr. Schumacher was from October 1996 until September 1999, a director, president and treasurer of Rocky Mountain Power Company, a public real estate company. Mr. Schumacher has also been a director, president and treasurer of Pride, Inc., a real estate company, since inception, August 22, 2001. Mr. Schumacher was a director and officer of Sun Vacation Properties Corporation (formerly Commonwealth Equities, Inc.), an inactive public company, from November 2000 until February 2001, and a director and officer of Vacation Ownership Marketing, Inc., an inactive public company, from May 2000 until August 2001. Since January 2003, Mr. Schumacher has been Vice-President and a Director of Federal Mortgage Corporation of Puerto Rico (Federal), which was an inactive public company until March 31, 2005. Effective March 31, 2005, Federal acquired 100% ownership of Pride Lending, Inc. from a related party. Pride Lending, Inc. principally invests in mortgage loans. He was also, from June 2003 to May 31, 2005, a Vice-President and Director of National Superstars, Inc, an inactive public company until May 31, 2005. Effective May 31, 2005, National Superstars, Inc. completed a business combination with MSO Holdings, Inc. resulting in a change in control of National Superstars, Inc. From January 2005 to June 2006, he was President, Treasurer, Chief Financial

Officer and a Director of Marwich II, Ltd., an inactive public company. Effective June 2006, Marwich II, Ltd. completed a business combination, resulting in a change in control of Marwich II, Ltd. Also since January 2005, he has been President, Treasurer, CFO and a director of Springfield Financial, Inc., an inactive public company. Mr. Schumacher is President, Chairman of the Board, and controlling shareholder of Pride, Inc. and its wholly-owned subsidiaries, including Pride Equities, Inc. Pride, Inc. and its subsidiaries are primarily in the real estate investment business. Mr. Schumacher is and has been for more than 20 years, a Director and President of Schumacher & Associates, Inc., a certified public accounting firm located in Denver, Colorado that provides audit services, principally to public companies on a national basis throughout the U.S.A. Mr. Schumacher is a Certified Public Accountant, Certified Management Accountant and an Accredited Financial Planning Specialist. Mr. Schumacher has a Bachelor of the Sciences Degree in Business Administration with a major in accounting from the University of Nebraska at Kearney and a Masters in Business Administration from the University of Colorado.

PETER PORATH. Peter Porath has been Vice-President and a director of the Company since March 2005. Since January 2003, Mr. Porath has been President and a Director of Federal Mortgage Corporation of Puerto Rico (Federal), which was an inactive public company until March 31, 2005. Effective March 31, 2005, Federal acquired 100% ownership of Pride Lending, Inc. from a related party. Pride Lending, Inc. principally invests in mortgage loans. He has also, since June 2003, been a President and Director of National Superstars, Inc, an inactive pubic company until May 31, 2005. Effective May 31, 2005, National Superstars, Inc. completed a business combination with MSO Holdings, Inc. resulting in a change in control of National Superstars, Inc. Since January 2005, he has been Vice-President and a director of Springfield Financial, Inc., an inactive public company. Mr. Porath was a director of Sun Vacation Properties Corporation (formerly Commonwealth Equities, Inc.), a public company, and was President from November 2000 until February 2001. Mr. Porath was a director and president of Vacation Ownership Marketing, Inc., (a public company) from May 2000 until August 2001. Mr. Porath was a director for Plants For Tomorrow, an environmental mitigation concern through the years from 1989-1991. From 1990 through 2001, Mr. Porath, semi-retired operated a retail magic supply store in Fort Lauderdale, Florida, Merlin's Festival of Magic. From 1978 to 1979, Mr. Porath was executive vice-president and director of International Resort Properties, Inc., a timesharing company in Hillsboro Beach, Florida where he was responsible for the development of a 20-unit project. Prior to 1978, Mr. Porath was Vice President of Investment Corporation of Florida, a public company on the American Stock Exchange, and developer of Wellington and Palm Beach Polo, now a city of 40,000 people. Prior to this, Mr. Porath was President of San Andros, Inc., doing real estate workouts for the Bank of Virginia; Vice-President of Magnuson Corp., a real estate developer; Supervisor of Customer Service for General Development Corp., a New York Stock Exchange Company; and Assistant to the Vice-President of Moody's Investors Service, Chicago, now a New York Stock Exchange Company. Mr. Porath attended Syracuse University in the U.S. Air Force Security Service and holds a Bachelor of the Arts Degree in English from Ripon College and a Juris Doctor from De Paul University in Chicago.

PREVIOUS BLANK-CHECK EXPERIENCE

Mr. Charles Calello, President and Director, Mr. Michael Schumacher, Secretary, Treasurer, Chief Financial Officer and a Director of the Company, and Mr. Peter Porath, Vice-President and a Director of the Company, have been involved either as an officer or director, or both, with other blank-check companies, which have completed some form of corporate reorganization. The following is a list of such blank-check companies the Company's officers and directors have previously been involved with during the last five years:

Marwich II, Ltd. (Marwich) is a development stage enterprise and is current on its filings. Effective June 2006, Marwich II, Ltd. completed a business combination, resulting in a change in control of Marwich II, Ltd.

Sun Vacation Properties, Inc. (SVPI), formerly Commonwealth Equities, Inc. File #000-49615, with a registration date of February 6, 2002, is a development stage enterprise. During January 2003, majority ownership and control of SVPI changed. Current officers and directors of American Telstar, Inc. are not currently officers, directors or employees of SVPI, and therefore, have no direct knowledge of the business operations or possible pending acquisitions, business combinations or mergers of SVPI.

National Superstars, Inc. (NSI) File #2-98395, was initially registered in 1985, and is current on its filings. NSI was a development stage company, and had no business operations through May 31, 2005. Effective May 31, 2005, National Superstars, Inc. completed a business combination with MSO Holdings, Inc., resulting in a change in control of National Superstars, Inc.

Vacation Ownership Marketing, Inc. (VOMI) File #000-09879 was initially registered in approximately 1980. During August 2001, majority ownership and control of VOMI changed. Current officers and directors of American Telstar, Inc. are not currently officers, directors or employees of VOMI, and therefore, have no direct knowledge of the business operations or possible pending acquisitions, business combinations or mergers of VOMI.

CONFLICTS OF INTEREST

The Company's officers and directors have in the past and may in the future be officers and directors of other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in Mr. Porath and Mr. Schumacher acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs. The officers and directors of the Company may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge or acquire such target company, the company of which Mr. Porath first became an officer and director will be entitled to proceed with the transaction. As between the Company and the other companies formed, the Company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

INVESTMENT COMPANY ACT OF 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations, which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.

None of the Company's officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation since the renewal of the Company's charter. They have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has minimal funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or more members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has minimal cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Registrant for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Effective May 23, 2005, Pride Equities, Inc. agreed to provide services valued at $30,000 and to fund the Company with $30,000 in exchange for 328,750 (post reverse-split) shares of the Company's common stock. Securities issued by blank check companies cannot be resold under Rule 144, but must be registered under the Securities Act of 1933. Pride Equities, Inc. is a related party since Mr. Schumacher is the President and Director of Pride, Inc., the parent company of Pride Equities, Inc., and an officer and director of Pride Equities, Inc.

The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which any of the Company's Officers, Directors, principal shareholders or their affiliates or associates serve as officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy, through their own initiative may be changed.

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend at this time to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.

ITEM 8. DESCRIPTION OF SECURITIES.

PREFERRED STOCK

The Company's Articles of Incorporation authorize the issuance of 40,000,000 shares of Preferred Stock, with a par value of $0.10.

COMMON STOCK

The Company's Articles of Incorporation authorize the issuance of 500,000,000 shares of Common Stock, with a par value of $0.0001. Each record holder of Common Stock is entitled to one vote for each share held on all matters submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders. Holders of outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of the existing stockholders may be diluted.

DIVIDENDS

No dividends have been paid by the Company on any of its securities since the renewal of its charter and such dividends are not contemplated in the foreseeable future.

                                   PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

There is no trading market for the Registrant's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend at this time to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     (a) MARKET PRICE. The Registrant's Common Stock is not quoted on a public market at the present time.

     (b) HOLDERS. There are approximately 30 holders of record of the Company's Common Stock.

     (c) DIVIDENDS. The Registrant has not paid any dividends since the renewal of its charter, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Registrant recently engaged its current auditors and has not had previously engaged accountants since 1995. There are no disagreements with the prior accountants on accounting and financial disclosures.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, there have been no sales of the Registrant's stock except the issuance of 328,750 shares of restricted common stock issued to Pride Equities, Inc., previously described above, and 70,000 shares issued to Charles Calello, the Company's President, for services.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, Director or Officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

     (a) The Company has the right to indemnify any person who was or is a party or is threatened to be made a party to any action, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a Director, Officer, employee, fiduciary, or agent of the Company or was serving at its request in a similar capacity for another entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection therewith if he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In case of an action brought by or in the right of the Company such persons are similarly entitled to indemnification if they acted in good faith and in a manner reasonably believed to be in the best interests of the Company but no indemnification shall be made if such person was adjudged to be liable to the Company for negligence or misconduct in the performance of his duty to the Company unless and to the extent the court in which such action or suit was brought determines upon application that despite the adjudication of liability, in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification. In such event, indemnification is limited to reasonable expenses. Such indemnification is not deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise.

     (b) The Registrant's Articles of Incorporation provides in general that the Registrant is authorized to indemnify its Officers and Directors to the fullest extent permitted by law.

PART F/S

FINANCIAL STATEMENTS.

Attached are audited financial statements for the Company for the two years ended July 31, 2006 and 2005, and unaudited financial statements for the periods ended October 31, 2006 and 2005. The following financial statements are attached to this report and filed as a part thereof. See pages F-1 through F-13.

                                                                  Page
                                                                  ----

     1) Table of Contents - Financial Statements                   F-1
     2) Report of Independent Certified Public Accountants         F-2
     3) Balance Sheets                                             F-3
     4) Statements of Operations                               F-4 to F-5
     5) Statement of Changes in Stockholders' Equity               F-6
     6) Statements of Cash Flows                               F-7 to F-8
     7) Notes to Financial Statements                          F-9 to F-12

                             AMERICAN TELSTAR, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                      With

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


                                                                  Page
                                                                  ----

Report of Independent Registered Public Accounting Firm            F-2

Financial Statements:

     Balance Sheets                                                F-3

     Statements of Operations                                  F-4 to F-5

     Statement of Changes in Stockholders' Equity                  F-6

     Statements of Cash Flows                                  F-7 to F-8

     Notes to Financial Statements                             F-9 to F-13

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
American Telstar, Inc.
Wellington, Florida

We have audited the accompanying balance sheet of American Telstar, Inc. as of July 31, 2006 and 2005, and the related statements of operations, stockholders' equity and cash flows for the two years ended July 31, 2006 and 2005, and for the period from March 25, 2005 (date of development stage) through July 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the financial position of American Telstar, Inc. (a development-stage company) as of July 31, 2006 and 2005, and the results of its operations, changes in its stockholders' equity and its cash flows for the two years ended July 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1, the Company has limited working capital and no active business operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Miller and McCollom
Certified Public Accountants
4350 Wadsworth Blvd., Suite 300
Wheat Ridge, CO 80033

December 26, 2006

                             AMERICAN TELSTAR, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS

                                     ASSETS



                                      October 31,
                                          2006         July 31,       July 31,
                                      (Unaudited)        2006           2005
                                      -----------    -----------    -----------
CURRENT ASSETS
 Cash and cash equivalents            $    25,049    $    27,092    $    28,418
                                      -----------    -----------    -----------
   Total current assets                    25,049         27,092         28,418

Prepaid expense                            30,000         30,000         30,000
                                      -----------    -----------    -----------
     Total assets                     $    55,049    $    57,092    $    58,418
                                      ===========    ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable                     $       400    $      --      $      --
 Accounts payable, related party              350          1,983            937
 Accrued expenses                            --              150           --
                                      -----------    -----------    -----------
   Total current liabilities                  750          2,133            937
                                      -----------    -----------    -----------
     Total liabilities                        750          2,133            937
                                      ===========    ===========    ===========

Commitments and contingencies (Notes 2 and 3)

STOCKHOLDERS' EQUITY
 Preferred stock, $0.10 par value;
  40,000,000 shares authorized,
  none issued and outstanding                --             --             --
 Common stock, $0.0001 par value;
  500,000,000 shares authorized,
  650,225 shares issued and
  outstanding                                  65             65             65
 Additional paid-in capital               229,435        229,435        229,435
 Accumulated (Deficit)                   (163,000)      (163,000)      (163,000)
 Accumulated (Deficit) during the
  development stage                       (12,201)       (11,541)        (9,019)
                                      -----------    -----------    -----------
     Total stockholders' equity            54,299         54,959         57,481
                                      -----------    -----------    -----------
     Total liabilities and
      stockholders' equity            $    55,049    $    57,092    $    58,418
                                      ===========    ===========    ===========


The accompanying notes are an integral part of the financial statements.



                             AMERICAN TELSTAR, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                       For the
                                                                     period from
                                                                       March 25,
                                                                    2005 (date of
                                                                     development
                                                                        stage)
                                          Three Months Ended            through
                                             October 31,              October 31,
                                        2006             2005            2006
                                   -------------    -------------   -------------
Revenues                           $        --      $        --     $        --

Operating Expenses:
 Stock issued for reorganization
  services                                  --               --             6,500
 Professional fees                           650              150           4,684
 Administrative and other                     10             --             1,017
                                   -------------    -------------   -------------
                                             660              150          12,201
                                   -------------    -------------   -------------

Net (loss)                         $        (660)            (150)        (12,201)
                                   =============    =============   =============

(Loss) per share                   $         nil              nil            (.02)
                                   =============    =============   =============

Weighted average shares
 outstanding                          6  650,225       6  650,225      6  650,225
                                   =============    =============   =============









The accompanying notes are an integral part of the financial statements.

                             AMERICAN TELSTAR, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS


                                                                     For the
                                                                   period from
                                                                    March 25,
                                                                  2005 (date of
                                                                   development
                                                                      stage)
                                                                     through
                                         Year Ended July 31,         July 31,
                                         2006          2005           2006
                                      ----------    ----------    -------------

Revenues                              $     --      $     --      $        --

Operating Expenses:
 Stock issued for reorganization
  services                                  --           6,500            6,500
 Professional fees                         2,452         1,582            4,034
 Administrative and other                     70           937            1,007
                                      ----------    ----------    -------------
                                           2,522         9,019           11,541

Net (loss)                            $   (2,522)       (9,019)         (11,541)
                                      ==========    ==========    =============

(Loss) per share                      $      nil          (.03)            (.02)
                                      ==========    ==========    =============

Weighted average shares outstanding      650,225       316,708          650,225
                                      ==========    ==========    =============











The accompanying notes are an integral part of the financial statements.



                             AMERICAN TELSTAR, INC.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                   From August 1, 2004 through July 31, 2006
        (The Period from August 1, 2006 to October 31, 2006 is Unaudited)
                                                                                                   Accumulated
                                                                       Additional                 (Deficit) in
                          Preferred    Stock      Common     Stock       Paid-in    Accumulated    Development
                            Shares     Amount     Shares     Amount      Capital     (Deficit)        Stage         Total
                          ---------   --------   --------   --------   ----------   -----------    -----------    ---------
Balance at August 1,
 2004                          --     $   --      251,475         25      162,975      (163,000)          --           --

Issuance of stock for
 services at $.0928,
 May 23, 2005                  --         --       70,000          7        6,493          --             --          6,500

Issuance of stock for
$30,000 services and
$30,000 cash at $.1825,
May 23, 2005                   --         --      328,750         33       59,967          --             --         60,000

Net (loss) for year
 ended July 31, 2005           --         --         --         --           --            --           (9,019)      (9,019)
                          ---------   --------   --------   --------   ----------   -----------    -----------    ---------
Balance at July 31,
 2005                          --         --      650,225         65      229,435      (163,000)        (9,019)      57,481

Net (loss) for year
 ended July 31, 2006
 2006                          --         --         --         --           --            --           (2,522)      (2,522)
                          ---------   --------   --------   --------   ----------   -----------    -----------    ---------
Balance at July 31,
 2006                          --         --      650,225         65      229,435      (163,000)       (11,541)      54,959

Net (loss) for the
 three months ended
 October 31, 2006
 (Unaudited)                   --         --         --         --           --            --             (660)        (660)
                          ---------   --------   --------   --------   ----------   -----------    -----------    ---------
Balance at October
 31, 2006 (Unaudited)          --     $   --      650,225   $     65   $  229,435   $  (163,000)   $   (12,201)   $  54,299
                          =========   ========   ========   ========   ==========   ===========    ===========    =========

The accompanying notes are an integral part of the financial statements.

                             AMERICAN TELSTAR, INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                                                                      For the
                                                                   period from
                                                                     March 25,
                                                                  2005 (date of
                                                                   development
                                                                      stage)
                                         Three Months Ended          through
                                             October 31,            October 31,
                                          2006         2005            2006
                                      ----------    ----------    -------------
Cash flows from operating
 activities:
  Net loss                            $     (660)   $     (150)   $     (12,201)
  Adjustments to reconcile net
   loss to net cash used in
   operating activities:
    Stock issued for reorganization
    services                                --            --              6,500
    Increase (decrease) in accounts
     payable and accrued expenses         (1,383)          150              750
                                      ----------    ----------    -------------
 Net cash (used in) operating
  activities                              (2,043)         --             (4,951)
                                      ----------    ----------    -------------
Cash flows from investing
 activities                                 --            --               --
                                      ----------    ----------    -------------
Cash flows from financing
 activities:
  Common stock issued for cash              --            --             30,000
                                      ----------    ----------    -------------
Net cash provided by financing
 activities                                 --            --             30,000
                                      ----------    ----------    -------------
Net increase (decrease) in cash           (2,043)         --             25,049

Cash at beginning of period               27,092        28,418             --
                                      ----------    ----------    -------------
Cash at end of period                 $   25,049    $   28,418    $      25,049
                                      ==========    ==========    =============

Supplemental disclosure of cash
 flow information:
  Interest paid                       $     --      $     --      $        --
                                      ==========    ==========    =============
  Income taxes paid                   $     --      $     --      $        --
                                      ==========    ==========    =============
Non-cash transactions:
Issuance of stock for
 reorganization services              $     --      $     --      $       6,500
                                      ==========    ==========    =============
Issuance of stock for prepaid
 services for registration            $     --      $   30,000    $      30,000
                                      ==========    ==========    =============

The accompanying notes are an integral part of the financial statements.

                               AMERICAN TELSTAR, INC.
                        (A Development Stage Company)
                           STATEMENTS OF CASH FLOWS
                                                                      For the
                                                                    period from
                                                                     March 25,
                                                                   2005 (date of
                                                                    development
                                                                       stage)
                                                                      through
                                          Year Ended July 31,         July 31,
                                          2006          2005            2006
                                       ----------    ----------    -------------
Cash flows from operating
 activities:
  Net loss                             $   (2,522)   $   (9,019)   $    (11,541)
  Adjustments to reconcile net loss
   to net cash used in operating
   activities:
    Stock issued for reorganization
     services                                --           6,500           6,500
    Increase in accounts payable and
     accrued expenses                       1,196           937           2,133
                                       ----------    ----------    ------------
Net cash (used in) operating
 activities                                (1,326)       (1,582)         (2,908)

Cash flows from investing
 activities:                                 --            --              --
                                       ----------    ----------    ------------
Cash flows from financing
 activities:
 Common stock issued for cash                --          30,000          30,000
                                       ----------    ----------    ------------
Net cash provided by financing
 activities                                  --          30,000          30,000
                                       ----------    ----------    ------------
Net increase (decrease) in cash            (1,326)       28,418          27,092

Cash at beginning of period                28,418          --              --
                                       ----------    ----------    ------------
Cash at end of period                  $   27,092    $   28,418    $     27,092
                                       ==========    ==========    ============

Supplemental disclosure of cash
 flow information:
  Interest paid                        $     --      $     --      $       --
                                       ==========    ==========    ============
  Income taxes paid                    $     --      $     --      $       --
                                       ==========    ==========    ============

Non-cash transactions:
Issuance of stock for
 reorganization services               $     --      $    6,500    $      6,500
                                       ==========    ==========    ============
Issuance of stock for prepaid
 services for registration             $     --      $   30,000    $     30,000
                                       ==========    ==========    ============

The accompanying notes are an integral part of the financial statements.

                             AMERICAN TELSTAR, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                             July 31, 2006 and 2005
             (References to October 31, 2006 and 2005 are unaudited)

Note 1 - Organization and Summary of Significant Accounting Policies

This summary of significant accounting policies of American Telstar, Inc. (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

     (a)  Organization and Description of Business

The Company (formerly Heritage Funding, Ltd.) was originally incorporated as a Colorado corporation on August 5, 1986.

Heritage Funding, Ltd. successfully completed a public offering of securities during the year ended July 31, 1988. On November 28, 1988, the Company issued 185,000 (post reverse-split) shares of its $.0001 par value common stock in exchange for 100% ownership of American Telstar, Inc. American Telstar, Inc. was established as a California corporation in 1986. The Company was engaged in the music video business as well as a movie production business. American Telstar in 1988 became engaged in acquiring music through lease agreements for various record labels. Since 1991, the Company has not engaged in any operations and has been dormant.

Heritage Funding, Ltd. changed its name to American Telstar, Inc. effective December 9, 1988.

The business combination was accounted for as a reverse purchase since the controlling shareholders of the acquired company control the acquiring company after the transaction. The stockholders' (deficit) section of the financial statements has been retroactively adjusted to give effect to the reorganization as of the date the original shares were issued by American Telstar, Inc., the California corporation. The net monetary assets of Heritage Funding, Ltd. at the time of the transaction have been treated as consideration for the new shares at that time.

Effective March 25, 2005, the Company commenced activities to become reporting with the SEC with the intention to become a publicly trading company.

     (b)  Development Stage Activities

Based upon the Company's business plan, it is a development stage enterprise since planned principal operations have not yet commenced. Accordingly, the Company presents its financial statements in conformity with the accounting principals generally accepted in the United States of America that apply in establishing operating enterprises. As a development state enterprise, the Company discloses the deficit accumulated during the development stage and the cumulative statements of operations and cash flows from commencement of development stage to the current balance sheet date. The development stage began March 25, 2005 when the Company commenced activities to become reporting with the SEC with the intention to become a publicly trading company.

     (c)  Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     (d)  Basic and Diluted Loss Per Share

In accordance with SFAS No. 128 - "Earnings Per Share", the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At October 31, 2006, the Company had no stock equivalents that were anti-dilutive and excluded in the earnings per share computation.

     (e)  Basis of Presentation - Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplates continuation of the Company as a going concern. However, the Company has limited working capital and no active business operations, which raises substantial doubt about its ability to continue as a going concern.

In view of these matters, realization of certain of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financial requirements, raise additional capital, and the success of its future operations.

Management intends to resume the filing of Securities and Exchange Commission
(SEC) reporting documentation and then to seek a business combination. Management believes that this plan provides an opportunity for the Company to continue as a going concern.

     (f)  Estimated Fair Value of Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, cash equivalents, accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

     (g)  Concentrations

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash and cash equivalents. At October 31, 2006, the Company had no amounts of cash or cash equivalents in financial institutions in excess of amounts insured by agencies of the U.S. Government.

     (h)  Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

     (i)  Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued FAS 123(R), Shareholder Based Payments, that, upon implementation, will impact the Company's net earnings and earnings per share, and change the classification of certain elements of the statement of cash flows. FAS 123(R) requires stock options and other share-based payments made to employees to be accounted for as compensation expense and recorded at fair value, and to reflect the related tax benefit received upon exercise of the options in the statement of cash flows as a financing activity inflow rather than an adjustment of operating activity as currently presented. Consistent with provisions of the new standard, the Company is adopting FAS 123(R) in the year ending July 31, 2007, and will implement it on a prospective basis.

There were various other accounting standards and interpretations issued during 2006 and 2005, none of which are expected to have a material impact on the Company's consolidated financial position, operations or cash flows.

     (j)  Risks and Uncertainties

The Company is subject to substantial business risks and uncertainties inherent in starting a new business. There is no assurance that the Company will be able to complete a business combination.

     (k)  Revenue Recognition

The Company has had no revenue during its development stage.

     (l)  Income taxes

The Company records deferred taxes in accordance with Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes." The statement requires recognition of deferred tax assets and liabilities for temporary differences between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements, the effect of net operating losses, based upon the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

     (m)  Unaudited Financial Statements

The balance sheet as of October 31, 2006, the statements of operations for the three month periods ended October 31, 2006 and 2005 and the statements of cash flows for the three month periods ended October 31, 2006 and 2005, have been prepared by Implant Technologies, Inc. (Company) without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures, normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America, have been condensed or omitted as allowed by such rules and regulations, and the Company believes that the disclosures are adequate to make the information presented not misleading. The results of operations for the three months ending October 31, 2006 are not necessarily indicative of results expected for the full year ending July 31, 2007. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and changes in financial position at October 31, 2006 and for all periods presented, have been made.


     (n)  Other

The Company has selected July 31 as its fiscal year end.

The Company has paid no dividends.

The Company consists of one reportable business segment.

The Company has not entered into any leases.

Note 2 - Income Taxes

         Deferred income taxes arise from temporary timing differences in the recognition of income and expenses for financial reporting and tax purposes. The Company's deferred tax assets consist entirely of the benefit from net operating loss (NOL) carryforwards. The net operating loss carry forwards expire in various years through 2026. The Company's deferred tax assets are offset by a valuation allowance due to the uncertainty of the realization of the net operating loss carryforwards.
         Net operating loss carryforwards may be further limited by a change in company ownership and other provisions of the tax laws.

         The Company's deferred tax assets, valuation allowance, and change in valuation allowance are as follows:


                                              Estimated                Change in
                   Estimated NOL     NOL     Tax Benefit   Valuation   Valuation   Net Tax
  Period Ending    Carry-forward   Expires    from NOL     Allowance   Allowance   Benefit
  -------------    -------------   -------    --------     ---------   ---------   -------
  July 31, 2005         9,019        2025       1,669       (1,669)     (1,669)      --
  July 31, 2006        11,541        2026       2,135       (2,135)      (466)       --
October 31, 2006       12,201        2027       2,257       (2,257)      (122)       --

         Income taxes at the statutory rate are reconciled to the Company's actual income taxes as follows:

        Income tax benefit at statutory rate resulting from
         net operating loss carryforward                              (15.0%)
        State tax benefit, net of federal benefit                      (3.5%)
                                                                   -------------
        Deferred income tax valuation allowance                        18.5%
                                                                   -------------
        Actual tax rate                                                  0%
                                                                   =============

Note 3 - Common and Preferred Stock

The Company's Articles of Incorporation authorize the issuance of up to 500,000,000 shares of $0.0001 par value common stock and up to 40,000,000 shares of $0.10 par value preferred stock. As of October 31, 2006, there were 650,225 shares of common stock issued and outstanding and there were no preferred shares issued or outstanding. The terms and preferences of the authorized preferred stock may be determined at the discretion of the Company's board of directors.

On May 23, 2005, the Company issued 70,000 shares of its common stock to its President for reorganization services valued by the Board of Directors at $6,500, resulting in a price per share of $.0928.

Also on May 23, 2005, the Company issued 328,750 shares of its common stock to Pride Equities, Inc. (Pride), representing approximately 51% of its common stock outstanding, in exchange for future services valued at $30,000 and a cash contribution of $30,000, resulting in a price per share of $.1825. The services provided by Pride subsequent to October 31, 2006 consisted principally of services related to the Company's reorganization. Determination of this price per share by the Board of Directors was based on the fact that the shares issued to Pride were majority control shares. This transaction resulted in a change in control of the Company.

Also on May 23, 2005, the Company effected a one for 200 reverse stock split. All references in the accompanying financial statements to the number of common shares and per share amounts have been retroactively restated to reflect the reverse stock split.

                                     PART IV

ITEM 1. EXHIBIT INDEX.

EXHIBIT
NUMBER          DESCRIPTION                   LOCATION
-----------     ----------------------------  -----------------------------

(1)             Articles of Incorporation:

     1.1        Articles of Incorporation     Filed herewith electronically

     1.2        Certificate of Amendment of   Filed herewith electronically
                Articles of Incorporation
                dated December 16, 1988

     1.3        Articles of Reinstatement     Filed herewith electronically
                dated June 21, 1996

     1.4        Articles of Reinstatement     Filed herewith electronically
                dated September 7, 1999


(2)             Bylaws

     2.1        Bylaws                        Filed herewith electronically

(23)            Consents - Experts:

     23.1       Consent of Miller and         Filed herewith electronically
                McCollom

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AMERICAN TELSTAR, INC.


Date:  January 2, 2007              By: /s/ Charles S. Calello
                                       Charles S. Calello
                                       President and Director


Date:  January 2, 2007              By: /s/ Michael L. Schumacher
                                       Michael L. Schumacher
                                       Secretary, Treasurer, Chief
                                       Financial Officer and Director


Date:  January 2, 2007              By: /s/ Peter Porath
                                       Peter Porath
                                       Vice-President and Director








                                       22